

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2013

<u>Via E-mail</u>
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

> **Re:** **Atlas Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 001-32953**
>
> **Atlas Pipeline Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-14998**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Atlas Energy, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>General</u>

1. Our review encompassed Atlas Energy, L.P. and Atlas Pipeline Partners, L.P. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment in every instance. To the extent a comment within the Atlas

Energy, L.P. section is applicable to Atlas Pipeline Partners, L.P, please address the issue separately.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 102

2. Please tell us and disclose what the amounts recorded within the Accrued producer liabilities line item are comprised of and your related accounting policy.

Consolidated Combined Statements of Comprehensive Income (Loss), page 105

3. We note your presentation of Comprehensive income (loss) attributable to common limited partners of Atlas Energy, L.P. on page 105 and your presentation of Comprehensive Income on the Consolidated Statements of Comprehensive Income on page 92 of the Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012. ASC 810-10-50-1A(a) requires the presentation of the related amounts of comprehensive income attributable to the parent and the non-controlling interest. Please revise or tell us why your presentation is appropriate. Please also refer to ASC 810-10-55-4K.

Atlas Pipeline Partners, L.P. Form 10-K for the Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data

Reconciliation of EBITDA and Adjusted EBITDA, page 58

4. We note your definition of EBITDA on page 57 and your inclusion of "(Income) loss attributable to non-controlling interest from continuing operations" and "Discontinued operations interest expense, depreciation and amortization" line items within your reconciliation from Net income (loss) to EBITDA. Furthermore, measures that are calculated differently than EBITDA as described within Exchange Act Release No.34-47226 should not be characterized as "EBITDA" and their titles should be distinguished from "EBITDA." Please explain why you believe your definition of EBITDA on page 57 is consistent with the EBITDA as presented within your reconciliation on page 58 as well as how the measure is described within Exchange Act Release No. 34-47226. Please also refer to question 103.01 within the Non-GAAP Financial Measures Compliance & Disclosure Interpretations section of our website.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, page 95

5. You disclose on page 96 that "[c]hecks outstanding at the end of a period are considered to be accounts payable." Please explain and disclose the nature of these amounts in further detail, including whether they represent book or bank overdrafts, and how they are presented in your consolidated statements of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief